UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                               :
          In the Matter of                     :
                                               :    CERTIFICATE PURSUANT
     ENTERGY MISSISSIPPI, INC.                 :             TO
                                               :          RULE 24
          File No. 70-8719                     :
                                               :
 (Public Utility Holding Company Act of 1935)  :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy
Mississippi, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 30, 1996.

           On May 4, 1999, the Company issued and sold, by negotiated public offering, to Salomon Smith Barney Inc., ABN AMRO Incorporated, BNY Capital Markets, Inc. and Chase Securities Inc., as underwriters, $75 million in aggregate principal amount of the Company's General and Refunding Mortgage Bonds, 6.20% Series due May 1, 2004 and $50 million in aggregate principal amount of the Company's General and Refunding Mortgage Bonds, Floating Rate Series due May 3, 2004 (collectively the "Bonds"), issued pursuant to the Thirteenth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

          Attached hereto and incorporated by reference are:

          Exhibit A-2(c)    -     Execution  form  of   Thirtenth
                         Supplemental Indenture relating  to  the
                         Bonds.

          Exhibit B-2(c)   -    Execution  form  of  Underwriting
                         Agreement relating to the Bonds.

          Exhibit C-3(c)   -    Copy of the Prospectus being used
                         in connection with the sale of the Bonds
                         (previously  filed in  Registration  No.
                         333-64023 and incorporated herein by reference).

          Exhibit F-2(c)   -    Post-effective opinion of  Thelen
                         Reid  &  Priest  LLP,  counsel  for  the
                         Company.

          Exhibit F-3(b)   -    Post-effective opinion of Ann  G.
                         Roy, Esq., Senior Counsel-Corporate  and
                         Securities,   Entergy  Services,   Inc.,
                         General Counsel for the Company.


           IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 12th day of May 1999.


                                 ENTERGY MISSISSIPPI, INC.



                                 By:     /s/ Steven C. McNeal
                                           Steven C. McNeal
                                          Vice President and
                                               Treasurer